                                                                                                                                                                                                                                                        Exhibit 3.1

TEXT OF ARTICLE SEVENTH OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(amended as of May 20, 2011)

            SEVENTH.  Section 1.  Number, Election, and Terms of Directors. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, the number of the Directors of the Company will not be less than three nor more than 16 and will be fixed from time to time in the manner described in the By-Laws of the Company. Directors shall be elected at each annual meeting of stockholders for a term expiring at the next following annual meeting of stockholders. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, Directors may be elected by the stockholders only at an annual meeting of stockholders. Election of Directors of the Company need not be by written ballot unless requested by the Chairman or by the holders of a majority of the Voting Stock present in person or represented by proxy at a meeting of the stockholders at which Directors are to be elected. For the purposes of this Certificate of Incorporation, “Voting Stock” means stock of the Company of any class or series entitled to vote generally in the election of Directors.